UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

Annual General Meeting Statements

23 April 2025

NatWest Group plc will hold its Annual General Meeting at 10:00am today. The meeting will deal with the proposed resolutions as set out in the Notice of Meeting previously issued to shareholders.

The following is an extract from the remarks to be made by Chair, Rick Haythornthwaite and Group Chief Executive Officer, Paul Thwaite at the meeting.

Rick Haythornthwaite

2024 was a year of significant progress for NatWest Group. And, with positive momentum in our business, I am optimistic about the opportunities ahead of us. We have a bank that is succeeding for our customers and for our shareholders through a clear and focussed business model that is delivering consistent profits, underpinned by a strong balance sheet.

When I stood here last year, I said our return to private ownership was in sight. And today, with the government shareholding now less than 3%, that milestone is in reach. I will touch more on this later, but first I want to give some insight into the issues that have been occupying the minds of your Board and our leadership team since we last spoke.

I have spent much of my first year getting to know this business; taking the opportunity to meet our customers and colleagues and to see for myself the relationships we have built and the vital role we play in the lives of the customers and communities we serve.

I have visited our Accelerator Hubs helping entrepreneurs to start and scale their businesses, as well as commercial and corporate managers who are providing the insight and expertise that more established businesses need to grow in the UK and overseas.

I have had the chance to immerse myself in some of the new technology we are testing, having visited our data and tech teams in the UK and India, as well as a number of the firms we are collaborating with across the globe - from the biggest tech giants to cutting edge start-ups.

And I have seen first-hand the energy and enthusiasm that our colleagues have for supporting our customers and helping them to succeed. I firmly believe that our strengths provide excellent foundations for future growth.

As a bank that serves more than 19 million customers across all nations and regions of the UK, the combination of our scale and our deep-rooted local connections provide us with the data and insights to better anticipate, understand and respond to their changing needs. But our ability to capitalise on this opportunity and grow is dependent on us becoming an even more integrated and technology-enabled bank.  At a time when competition is coming from all corners, and when consumers have more choice than ever before, this focus is paramount.

Throughout the course of the past 12 months, the Board has worked closely with our leadership team on setting a strategy that reflects the opportunity to deepen our existing relationships and to create new ones. Both now and in the future. We have also given a lot of thought to our culture and how we operate.  Our evolved purpose speaks to the positive role we play for our customers and, in turn, the communities we serve.

As the bank that turns possibilities into progress, we need to seize the opportunity in front of us, embedding a performance culture and operating as a more dynamic and less bureaucratic business by liberating our colleagues to ensure that our customers get the best possible outcomes.

This focus on performance is reflected in the new remuneration policy we are recommending you vote in favour of today. A policy that is grounded in rewarding performance and which is much closer aligned to our strategy. Our ambition is also reflected in some of the new faces joining me on the stage today.

In July last year, we welcomed Geeta Gopalan as an independent non-executive director, bringing with her substantial financial and banking expertise, combined with a strong track record as a Board member at other leading listed companies.

And then, in January, Gill Whitehead joined as the newest member of your Board. Gill's deep knowledge and experience in data science and digital transformation are highly relevant skills as we look to shape the future of our bank.

At the same time, we have seen some notable departures. Our Senior Independent Director, Mark Seligman, retired at the end of last month having joined the bank in 2017, and I am pleased that Lena Wilson agreed to assume Mark's role, while continuing to Chair the Group Performance and Remuneration Committee.

Ian Cormack, Senior Independent Director of NatWest Holdings Limited, has also indicated that he will shortly step down from the Board of NatWest Holdings Limited.

Jan Cargill retired from her position as Chief Governance Officer and Company Secretary in February after more than 35 years at the bank, having started as a graduate back in 1989. Gary Moore, sat to my left on stage today, has been appointed as Jan's successor.

We also announced last week that, following a short period of personal leave, Frank Dangeard has stepped down from his role as a non-executive director of NatWest Group plc and Chair of NatWest Markets with effect from today and will therefore not stand for re-election.

I'd like to thank Mark, Ian, Jan and Frank for their dedicated service to the bank - they have been highly valued colleagues who have offered tremendous support to me personally, and they have played an instrumental role in the bank's progress over recent years.

The strength of NatWest Group today is evident from our performance. And our strategy is delivering consistently for our shareholders.

We saw a strong share price performance through the course of last year, up more than 80%, and we were one of the top performing companies in the FTSE for total shareholder returns. This momentum has continued in 2025. We also announced £4 billion of capital returns to shareholders for '24, including an interim dividend of £500 million and a proposed final dividend of £1.2 billion.

These capital returns included two directed buybacks which, alongside the ongoing trading plan, have helped to reduce the Government's shareholding from around 38% at the start of 2024, to less than 3% today.

For the first time since 2008, the Government is no longer the biggest shareholder in the bank, and we are on the verge of a return to full private ownership.  This will be a symbolic moment, marking a new, forward-looking chapter in our story.

If I think back to 2008, I was Chair of MasterCard at the time. And whilst we weren't at the epicentre of the crisis, our customers and colleagues certainly were. It was a time of extraordinary uncertainty that required extraordinary action.

And it is important that we recognise the bold decision taken by the government of the day to step in and stabilise our banking system and, by extension, our economy.

We remain incredibly grateful to the government, and to UK taxpayers, for their intervention and support, which protected millions of savers, homeowners and businesses at a time of global crisis.

And whilst a return to full private ownership has long been a shared ambition, the government has been a positive and patient shareholder through the intervening years, enabling us to undertake the substantial change required to become the simpler, safer, customer-focussed bank we are today.

Of course, it is not just NatWest Group that has fundamentally changed since 2008. The regulatory environment is also vastly different and significantly improved, so too the culture and governance of organisations across the UK.  As a result, the banking sector as a whole is stronger and safer. And those that lead and work in these institutions are rightly held to higher standards.

Critically, the continued pace of technological change, along with increases in competition, have changed the way people live and work beyond recognition, including how they access financial services and manage their money. Now, customers can choose to bank wherever and however they want, at any time of day or night.

We are at an inflection point not just in our bank's history, but in the context in which we're operating.  After almost two decades of recovery for our banks, and for our country and economy more widely, growth is rightly at the top of the national agenda. And, despite ongoing geopolitical uncertainty, competition and innovation are in focus once more.

It is clear that the rhetoric is changing and we must keep up the momentum in order to create a secure, competitive environment that promotes growth, all in the service of the customer.

Financial services can drive investment and job creation with the right foundations and support in place.  And NatWest is ready to step up to the challenge. We have fixed the issues of the past and have the scale and presence in communities around the country to leverage our balance sheet by lending to our customers and driving economic growth.

At the same time, we have a new leadership team and a strategy that is delivering, with a focus on embracing technology to seize the opportunities in front of us.

Supporting our customers to meet their own ambitions, whether that is buying a home, setting up or scaling a business or investing their money, is ultimately how we will succeed.  And how we will win together, for our customers, our shareholders and wider UK economy.

Paul Thwaite

Our strong performance in 2024 was reflected in our upgraded income and returns guidance, both of which we exceeded, with underlying income of £14.6bn and a Return on Tangible Equity of 17.5%.  And we have made excellent progress against our three strategic priorities as we deliver on our ambition to succeed with our customers.

Our first priority is disciplined growth and we saw increases in both lending and deposits last year, as well as assets under management. Critically, this growth is grounded in the support and services we provide to more than 19 million customers across the UK, with around half a million new customers choosing to bank with us in 2024.

Our support comes in many forms. Whether helping more than 350,000 mortgage customers to buy or refinance their homes, including over 35,000 first time buyers. Or increasing our assets under management and administration by 20% as we help customers to save and invest for their future. And, for commercial customers, we underscored our position as the number one bank for business in the UK, growing our lending by £10billion and welcoming over 90,000 new startups to NatWest.

To accelerate this organic growth, we also announced two significant acquisitions from Metro Bank and Sainsbury's Bank. These build on existing areas of strength, at attractive returns, in line with our strategic priorities.

Our second area of focus is bank-wide simplification, which is designed to increase efficiency, whilst improving our customers' experience of banking with us. Our investment in further digital transformation allows us to adapt and innovate, helping us to anticipate and respond to customers' changing needs faster and more effectively.

In retail banking, around 80% of customers bank with us entirely digitally. For mortgage customers, we reduced by 20% the average time it takes for us to make an offer during the course of last year. This is a process that used to take weeks. For some eligible customers, we can now make an offer within 24 hours.

In our commercial business, we are making it faster and easier to access more of the products and services our customers need, from FX services to small business loans, including a new proposition which allows high growth businesses to secure lending against their intellectual property.

AI, and particularly the use of Generative AI, are an important part of this and we're seeing benefits both for our customers and for our colleagues. For example:

o  Cora, our AI chatbot that helps customers with everyday banking queries, handled over 18m interactions last year alone.

o  And, since the introduction of a Generative AI pilot, we've seen a 150% increase in customer satisfaction.

o  For our internal equivalent, Ask Archie+, up to 75% of HR queries are now answered directly through this tool.

These advances not only save our customers time and improve the service we provide, they also save time for our colleagues, who can then focus on more complex queries and solutions.

Alongside our digital transformation, we are also taking deliberate decisions to simplify our operations, for example by reducing our property footprint and exiting our hub in Poland.

Our third strategic priority is a focus on active balance sheet and risk management, which is the foundation of a good bank.

This has helped us to drive strong capital generation which, in turn, enables us to support our customers, invest in the business and make distributions to you, our shareholders. The progress we have made and the work we have done to consider our strategy during the past year, give us even greater conviction that these are the right priorities to help us succeed.

And we will continue to grow with our customers; accelerate our plan for bank wide simplification and take advantage of the strength of our balance sheet by allocating capital strategically to optimise returns, and dynamically in changing market environments.

At the time of my appointment last February, I said that we should not underestimate the strength of our foundations; whether that's the scale and depth of our customer relationships, our robust balance sheet or our leading market positions across our three businesses.

The enterprise-wide strategy we've developed as a leadership team, and agreed as a Board, is anchored in these competitive advantages and the opportunity we have to deepen our customer relationships and build new ones.

At a time when customers are facing into multiple technological, environmental and social changes, we can grow with them as a vital and trusted partner. That's why we are using data and insights to anticipate, understand and respond to their changing needs faster and more effectively.

Customer expectations are changing too. Today, we expect the companies we interact with to be a step ahead: to understand our personal requirements and ultimately to make our lives easier.

And our continued investment in technology ensures we can serve our customers how, when and where they want, whilst keeping them safe and improving our productivity.  AI is undoubtably a key enabler to that ambition. And our roll out of AI across the bank is quietly reinventing how we operate for the better.

To this end, we recently announced that we are the first UK-headquartered bank to be working with Open AI as part of a collaboration that has the potential to accelerate how quickly and widely we can deploy some of the latest developments in Gen AI.

As Rick mentioned, this is a significant year for NatWest, particularly as we approach our return to full private ownership. Although there is no strategic or operational impact of the government exit, the accelerated sell down over the last 18 months is testament to the performance of the business and has helped us to attract new global investors who share our growth ambitions. There is no doubt that this moment matters.

It matters for our colleagues, especially those based in the UK, over a third of whom worked here in 2008 and have played an important role in the fundamental change that has taken place. It matters for the UK as it helps turn the page on the global financial crisis, with a healthy, restructured and well-capitalised banking sector that is able to support the investment and innovation required to deliver UK-wide growth.

And it matters to me personally. I am pleased and proud to have been part of the team that has helped transform NatWest into a simpler, safer, customer focussed bank. And I am sincerely grateful to the UK taxpayer for the intervention that made it possible.

Our ambition today is to succeed with our customers.  Having long been defined by our past, we can now look forward with confidence and optimism about the opportunities ahead, without forgetting the lessons of the financial crisis.

At a time when there is a clear national intent to deliver growth, a stronger NatWest is able to play a vital role, shaping our future as a vital and trusted partner to our customers and to the UK itself. This is a sector that matters; strong economies need strong banks.  And, across NatWest Group, we are fully focussed on delivery.

Because, ultimately, if we succeed with our customers, we win together; for our colleagues, our communities and our shareholders.

Forward-looking statements

This announcement may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group's financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group's beliefs and expectations, are forward-looking statements. Words, such as 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'target', 'goal', 'objective', 'may', 'outlook', 'prospects' and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this announcement may include forward-looking statements relating , but not limited to: NatWest Group's outlook, guidance and targets (including in relation to RoTE, total income, other operating expenses, loan impairment rate, CET1 ratio, RWA levels, payment of dividends and participation in directed buybacks), its financial position, profitability and financial performance, the implementation of its strategy, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and uncertainties, exposure to third party risk, operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk and the impact of climate and sustainability related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2024 Annual Report on Form 20-F, and its other public filings. The forward-looking statements contained in this announcement speak only as of the date of this announcement and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Name of contact and telephone number for queries:-

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	23 April 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary